FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	May 12, 2016	By……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2016

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2016

CANON  INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2016	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	6

	(2)	Directors and Executive Officers	8

IV	Financial Statements

	(1)	Consolidated Financial Statements	9

	(2)	Other Information	36

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Three months ended March 31, 2016	Three months ended March 31, 2015	Year ended December 31, 2015

Net sales	797,230	857,445	3,800,271

Income before income taxes	45,761	61,281	347,438

Net income attributable to Canon Inc.	27,991	33,930	220,209

Comprehensive income (loss)	(62,765)	(15,896)	174,081

Canon Inc. shareholders’ equity	2,822,828	2,869,104	2,966,415

Total equity	3,032,674	3,030,369	3,184,463

Total assets	4,839,157	4,284,215	4,427,773

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	25.63	31.07	201.65

Diluted (yen)	25.63	31.07	201.65

Canon Inc. shareholders’ equity to total assets (%)	58.3	67.0	67.0

Cash flows from operating activities	114,622	99,452	474,724

Cash flows from investing activities	(720,229)	(33,721)	(453,619)

Cash flows from financing activities	570,718	(94,603)	(210,202)

Cash and cash equivalents at end of period	580,954	793,701	633,613

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in section “II. The Business” is also in conformity with U.S. GAAP.

Canon (consisting of the Company, 325 consolidated subsidiaries and 5 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the three months ended March 31, 2016.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2016.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2016

No material contracts were entered into during the three months ended March 31, 2016 except for the contracts related to the right to acquire all the ordinary shares of Toshiba Medical Systems Corporation which are disclosed in Note 2.

(3)	Operating Results

Looking back at the global economy in the first quarter of 2016, the U.S. economy continued recovering smoothly as consumer spending and employment conditions improved. In Europe, the economy recovered moderately amid decreases in unemployment rates in Germany and the U.K. In contrast, the Chinese economy continued its deceleration and the economies of emerging countries, including those of Southeast Asia and Russia, remained stagnant owing to further declines in oil prices. In Japan, although weaknesses were seen in consumer spending, corporate earnings and employment conditions continued to improve. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as for the previous year, while the market for laser printers shrunk due to the sluggish market in emerging countries. As for cameras, although demand for interchangeable-lens digital cameras continued to recover in developed countries, demand across Asia continued to decline compared with last year. Likewise, sales volumes of digital compact cameras declined in all regions. Additionally, demand for inkjet printers continued to decline, mainly in emerging countries in Asia. Within the Industry and Others sector, however, demand for lithography equipment used in the production of semiconductor devices and flat panel displays (FPDs) enjoyed strong growth thanks to active capital investment by memory device and panel manufacturers.

The average value of the yen during the quarter was ¥114.91 against the U.S. dollar, a year-on-year appreciation of approximately ¥4, and ¥127.01 against the euro, a year-on-year appreciation of approximately ¥7, which had a negative impact on net sales of ¥31.0 billion and operating profit of ¥13.3 billion.

During the first quarter, although office MFDs enjoyed solid demand, mainly for color models, total sales volume of laser printers declined due to the contraction of the market. Although harsh conditions for interchangeable-lens digital cameras in Asia remained the same as during the previous year, demand remained firm in developed countries with unit sales remaining essentially unchanged from the same period of the previous year. As for digital compact cameras, unit sales declined in all regions compared with the previous year. Looking at inkjet printers, despite the shrinking market, sales volume remained at approximately the same level as for the previous year thanks to such factors as expanded sales of new products in developed countries. Also, sales of semiconductor lithography equipment and FPD lithography equipment exceeded those for the previous year thanks to favorable market conditions. Consequently, along with the negative effect of currency exchange rates, first-quarter net sales decreased 7.0% year on year to ¥797.2 billion. Despite the appreciation of the yen, the gross profit ratio decreased by only 0.3 points year on year to 50.8% owing to ongoing cost-cutting activities and efforts aimed at controlling price reductions. Operating expenses decreased 2.1% year on year to ¥364.7 billion thanks to Group-wide efforts to thoroughly reduce spending. As a result, first-quarter operating profit decreased by 39.4% to ¥40.1 billion. Other income (deductions) increased by ¥10.6 billion due to foreign currency exchange gains while income before income taxes decreased by 25.3% year on year to ¥45.8 billion and net income attributable to Canon Inc. decreased by 17.5% to ¥28.0 billion.

(3)	Operating Results (continued)

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥25.63, a year-on-year decrease of ¥5.44.

Looking at Canon’s first-quarter performance by business unit, beginning with the Office Business Unit, unit sales for office MFDs overall increased from the same period of the previous year, including monochrome models, which had been facing decreasing demand. This was thanks to strong sales of color models, led by small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models launched in the previous year, and the imagePRESS C10000VP-series, which targets the production market. Among high-speed continuous-feed printers and wide-format printers, the Océ-produced VarioPrint i300 has been steadily receiving orders. As for laser printers, amid continued sluggishness in the market, unit sales volume declined from the corresponding period of the previous year as a result of a shift in sales strategy away from selling low-end models with low profitability in favor of efforts aimed at ensuring profitability through the proactive sales promotion of high-added-value models, which will lead to consumables sales. These factors, coupled with the negative effect of unfavorable currency exchange rates, resulted in total sales for the business unit of ¥454.4 billion, a year-on-year decrease of 14.1%, while operating profit totaled ¥44.7 billion, a year-on-year decrease of 37.7%.

Within the Imaging System Business Unit, sales volume of interchangeable-lens digital cameras remained at around the same level as the previous year owing to healthy demand for the advanced-amateur-model EOS 80D, launched this year, and the EOS M3 and M10, which were released the previous year, in Japan and other Asian markets. As for digital compact cameras, while sales volume declined amid the ongoing contraction of the market, PowerShot G-series cameras, the lineup of which grew to five models in the previous year, enjoyed solid demand. As for inkjet printers, sales promotions for new products contributed to growth in unit sales in developed markets, such as those in Europe, the U.S. and Japan, while models launched in the previous year equipped with large-capacity ink tanks enjoyed strong demand in Asia, a region in which market conditions have remained sluggish. Consequently, unit sales for the segment remained at approximately the same level as for the corresponding period of the previous year. As a result, along with the negative effect of unfavorable currency exchange rates, sales for the business unit decreased by 10.6% to ¥234.8 billion year on year while operating profit totaled ¥19.6 billion, a year-on-year decline of 32.6%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, unit sales increased from the same period of the previous year, boosted by active capital investment in response to the growing variety of semiconductor-equipped products associated with the prevalence of the IoT (Internet of Things). Unit sales of FPD lithography equipment also increased, supported by favorable market conditions. As for network cameras, sales by Axis, which was consolidated in the second quarter last year, contributed significantly to robust sales growth, along with increased sales of Canon-brand products. In addition, Canon Tokki, which sells manufacturing equipment for organic LED (OLED) panel devices, posted an increase in sales amid brisk capital investment by panel manufacturers. Consequently, sales for the business unit totaled ¥130.2 billion, an increase of 45.8% year on year. As for operating profit, despite an improvement of ¥7.2 billion compared with the previous year, the business unit was in the red by ¥0.6 billion owing to upfront investment in next-generation technologies and new businesses.

(3)	Operating Results (continued)

Cash Flows

During the first quarter of 2016, cash flow from operating activities totaled ¥114.6 billion, an increase of ¥15.2 billion compared with the previous year owing to improvements in working capital, such as trade receivables. Cash flow from investing activities increased ¥686.5 billion year on year to ¥720.2 billion due to the payment for the right to acquire all of the ordinary shares of Toshiba Medical Systems Corporation (TMSC). Accordingly, free cash flow totaled negative ¥605.6 billion, a decrease of ¥671.3 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded proceeds of ¥570.7 billion, mainly owing to a provisional bank borrowing related to TMSC.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥52.7 billion to ¥581.0 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2016.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2016 totaled ¥78.9 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first three months ended March 31, 2016.

(2)    Prospect of Capital Investment in the First Quarter of Fiscal 2016

The new construction of property, plant and equipment, which had been in progress as of December 31, 2015 and was completed during the three months ended March 31, 2016, is as follows:

Name and location	Principal activities and products manufactured	Date of completion

Canon Inc. Toride Plant Ibaraki, Japan	Manufacturing Training Center	February 2016

There were no significant changes in the plans relative to the retirement of property, plant and equipment during the three months ended March 31, 2016. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the three months ended March 31, 2016.

III . Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2016

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2016
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2015.

	As of December 31, 2015

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 241,690,800	-

Shares with full voting rights (Others)	1,090,538,400	10,905,384

Fractional unit shares (Note)	1,534,264	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,905,384

Note:

In “Fractional unit shares” under “Number of shares,” 40 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	241,690,800	18.12%

Total	241,690,800	18.12%

(2)	Directors and Executive Officers

There were no changes in members of directors and auditors, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2015 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2015 and the end of this quarter.

IV . Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2016	December 31, 2015

Assets
Current assets:
Cash and cash equivalents (Note 15)	580,954	633,613
Short-term investments (Note 2)	21,271	20,651
Trade receivables, net (Note 3)	498,186	588,001
Inventories (Note 4)	521,404	501,895
Prepaid expenses and other current assets (Notes 11 and 15)	243,598	313,019

Total current assets	1,865,413	2,057,179

Noncurrent receivables (Note 12)	28,551	29,476
Investments (Note 2)	724,006	67,862
Property, plant and equipment, net (Note 5)	1,201,530	1,219,652
Intangible assets, net	229,653	241,208
Goodwill	465,069	478,943
Other assets (Note 15)	324,935	333,453

Total assets	4,839,157	4,427,773

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2016	December 31, 2015

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 6)	660,625	688
Trade payables (Note 7)	283,698	278,255
Accrued income taxes	22,367	47,431
Accrued expenses (Note 12)	302,658	317,653
Other current liabilities (Note 11)	169,812	171,302

Total current liabilities	1,439,160	815,329

Long-term debt, excluding current installments	794	881
Accrued pension and severance cost	278,303	296,262
Other noncurrent liabilities	88,226	130,838

Total liabilities	1,806,483	1,243,310

Commitments and contingent liabilities (Note 12)

Equity:
Canon Inc. shareholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,374	401,358
Legal reserve	65,603	65,289
Retained earnings	3,310,930	3,365,158
Accumulated other comprehensive income (loss) (Note 9)	(119,428)	(29,742)
Treasury stock, at cost	(1,010,413)	(1,010,410)
(Number of shares)	(241,691,831)	(241,690,840)

Total Canon Inc. shareholders’ equity	2,822,828	2,966,415
Noncontrolling interests (Note 8)	209,846	218,048

Total equity (Note 8)	3,032,674	3,184,463

Total liabilities and equity	4,839,157	4,427,773

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015

Net sales	797,230	857,445

Cost of sales	392,484	418,881

Gross profit	404,746	438,564

Operating expenses:
Selling, general and administrative expenses (Note 15)	285,789	293,128
Research and development expenses	78,870	79,239

	364,659	372,367

Operating profit	40,087	66,197

Other income (deductions):
Interest and dividend income	1,107	1,587
Interest expense	(180)	(101)
Other, net (Notes 11 and 15)	4,747	(6,402)

	5,674	(4,916)

Income before income taxes	45,761	61,281

Income taxes (Note 15)	16,545	26,429

Consolidated net income	29,216	34,852

Less: Net income attributable to noncontrolling interests	1,225	922

Net income attributable to Canon Inc.	27,991	33,930

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 10):
Basic	25.63	31.07
Diluted	25.63	31.07

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015

Consolidated net income	29,216	34,852
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(91,463)	(54,128)
Net unrealized gains and losses on securities	(4,842)	472
Net gains and losses on derivative instruments	1,512	3,213
Pension liability adjustments	2,812	(305)

	(91,981)	(50,748)

Comprehensive income (loss) (Note 8)	(62,765)	(15,896)
Less: Comprehensive income attributable to noncontrolling interests	(812)	740

Comprehensive income (loss) attributable to Canon Inc.	(61,953)	(16,636)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015
Cash flows from operating activities:
Consolidated net income	29,216	34,852
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	60,210	64,416
Loss on disposal of fixed assets	2,522	916
Deferred income taxes	(1,340)	(713)
Decrease in trade receivables	71,427	67,368
Increase in inventories	(38,385)	(52,604)
Increase in trade payables	11,461	27,012
Decrease in accrued income taxes	(24,484)	(23,650)
Decrease in accrued expenses	(5,375)	(8,053)
Increase in accrued (prepaid) pension and severance cost	2,045	1,202
Other, net	7,325	(11,294)

Net cash provided by operating activities	114,622	99,452

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(52,214)	(56,344)
Proceeds from sale of fixed assets (Note 5)	138	495
Purchases of available-for-sale securities	-	(73)
Proceeds from sale and maturity of available-for-sale securities	407	-
(Increase) decrease in time deposits, net	(1,061)	27,808
Acquisitions of businesses, net of cash acquired	(2,870)	(4,351)
Purchases of other investments (Note 2)	(665,561)	(963)
Other, net	932	(293)

Net cash used in investing activities	(720,229)	(33,721)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	120	248
Repayments of long-term debt	(273)	(358)
Increase in short-term loans, net (Note 6)	660,000	-
Purchases of noncontrolling interests	(4,750)	-
Dividends paid	(81,905)	(92,806)
Repurchases and reissuance of treasury stock	(3)	364
Other, net	(2,471)	(2,051)

Net cash used in financing activities	570,718	(94,603)

Effect of exchange rate changes on cash and cash equivalents	(17,770)	(22,007)

Net change in cash and cash equivalents	(52,659)	(50,879)

Cash and cash equivalents at beginning of period	633,613	844,580

Cash and cash equivalents at end of period	580,954	793,701

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	52	97
Income taxes	31,718	43,109

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2016 and December 31, 2015 are summarized as follows:

	March 31, 2016	December 31, 2015
Consolidated subsidiaries	325	317
Affiliated companies	5	5

Total	330	322

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from the quarter beginning January 1, 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon’s current deferred tax assets were ¥55,108 million and current deferred tax liabilities were ¥2,682 million as of December 31, 2015.

In May 2014, the FASB issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, although Canon has not selected a transition method. In March 2016, the FASB issued an accounting standard update which clarifies the implementation guidance for principal versus agent considerations. In April 2016, the FASB issued an accounting standard update which clarifies guidance related to identifying performance obligations and licensing implementation guidance. These standard updates have the same effective date as the original standard. Canon is currently evaluating the adoption date and the effect that the adoption of this standard and these standard updates will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

In July 2015, the FASB issued an amendment which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This guidance is effective for annual reporting periods beginning after December 15, 2016, and early adoption is permitted. Canon is currently evaluating the adoption date and does not expect the adoption of this guidance to have a material impact on its consolidated results of operations and financial condition.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments be measured at fair value with changes in the fair value recognized in net income. This guidance is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted for certain provisions. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

In February 2016, the FASB issued an amendment which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

On March 17, 2016, Canon acquired a right to acquire all the ordinary shares of Toshiba Medical Systems Corporation (“TMSC”), which is exercisable upon the clearance of necessary competition regulatory authorities, for ¥665,498 million. TMSC, in connection with our rights acquisition, is considered a variable interest entity under ASC 810. Canon does have certain protective rights including a right to refuse significant changes in capital structure of TMSC. However, under the terms of the right and related agreements, Canon does not have any ability to exercise any power to direct the activities of or to execute significant influence over TMSC pending clearance of competition regulatory authorities. Accordingly, we have accounted for this investment on a cost basis as of March 31, 2016, and it is included in investments in the accompanying consolidated balance sheet. The maximum exposure to loss associated with the right acquired at March 31, 2016 is limited to the acquisition cost. The fair value of this investment approximates its cost at March 31, 2016.

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at March 31, 2016 and December 31, 2015 were as follows:

	Millions of yen
	March 31, 2016
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	288	-	10	278
Corporate bonds	6	182	-	188
Fund trusts	87	1	-	88
Equity securities	19,713	15,544	953	34,304

	20,094	15,727	963	34,858

	Millions of yen
	December 31, 2015
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	298	-	11	287
Corporate bonds	6	195	-	201
Fund trusts	63	1	-	64
Equity securities	20,461	23,482	1,094	42,849

	20,828	23,678	1,105	43,401

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at March 31, 2016:

	Millions of yen
	Cost	Fair value
Due after five years	294	466

	294	466

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were nil for the three months ended March 31, 2016 and 2015. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥448 million and nil for the three months ended March 31, 2016 and 2015.

At March 31, 2016, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥21,271 million and ¥20,651 million at March 31, 2016 and December 31, 2015, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥667,992 million and ¥2,570 million at March 31, 2016 and December 31, 2015, respectively. The increase in 2016 is primarily related to a right to acquire the ordinary shares of TMSC as described above. These investments were not evaluated for impairment at March 31, 2016 and December 31, 2015, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2016	December 31, 2015

Notes	13,948	17,614
Accounts	495,924	582,464
Less allowance for doubtful receivables	(11,686)	(12,077)

	498,186	588,001

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2016	December 31, 2015

Finished goods	368,452	357,115
Work in process	138,756	130,258
Raw materials	14,196	14,522

	521,404	501,895

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2016	December 31, 2015

Land	280,855	282,786
Buildings	1,621,956	1,632,604
Machinery and equipment	1,791,447	1,813,116
Construction in progress	58,888	61,952

	3,753,146	3,790,458
Less accumulated depreciation	(2,551,616)	(2,570,806)

	1,201,530	1,219,652

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Short-Term Loans

Short-term loans consisting of bank borrowings were ¥660,025 million and ¥26 million at March 31, 2016 and December 31, 2015, respectively.

The increase in 2016 was due to the provisional borrowing of ¥660,000 million without collateral, related to a right to acquire the ordinary shares of TMSC. The interest rate on this borrowing was 0.17% as of March 31, 2016.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2016	December 31, 2015

Notes	17,460	16,706
Accounts	266,238	261,549

	283,698	278,255

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2016 and 2015 are as follows:

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2015	2,966,415	218,048	3,184,463

Dividends to Canon Inc. shareholders	(81,905)	-	(81,905)
Dividends to noncontrolling interests	-	(2,368)	(2,368)
Equity transactions with noncontrolling interests and other	274	(5,022)	(4,748)

Comprehensive income:
Net income	27,991	1,225	29,216
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(88,744)	(2,719)	(91,463)
Net unrealized gains and losses on securities	(4,631)	(211)	(4,842)
Net gains and losses on derivative instruments	1,519	(7)	1,512
Pension liability adjustments	1,912	900	2,812

Total comprehensive income (loss)	(61,953)	(812)	(62,765)

Repurchases and reissuance of treasury stock	(3)	-	(3)

Balance at March 31, 2016	2,822,828	209,846	3,032,674

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Balance at December 31, 2014	2,978,184	162,574	3,140,758

Dividends to Canon Inc. shareholders	(92,806)	-	(92,806)
Dividends to noncontrolling interests	-	(2,048)	(2,048)
Equity transactions with noncontrolling interests and other	(2)	(1)	(3)

Comprehensive income:
Net income	33,930	922	34,852
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(53,730)	(398)	(54,128)
Net unrealized gains and losses on securities	253	219	472
Net gains and losses on derivative instruments	3,211	2	3,213
Pension liability adjustments	(300)	(5)	(305)

Total comprehensive income (loss)	(16,636)	740	(15,896)

Repurchases and reissuance of treasury stock	364	-	364

Balance at March 31, 2015	2,869,104	161,265	3,030,369

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2016 and 2015 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2015	87,038	14,055	182	(131,017)	(29,742)
Equity transactions with noncontrolling interests and other	259	-	-	(1)	258
Other comprehensive income (loss) before reclassifications	(88,744)	(4,930)	1,521	1,847	(90,306)
Amounts reclassified from accumulated other comprehensive income (loss)	-	299	(2)	65	362

Net change during the period	(88,485)	(4,631)	1,519	1,911	(89,686)

Balance at March 31, 2016	(1,447)	9,424	1,701	(129,106)	(119,428)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2014	144,557	12,546	(2,603)	(126,214)	28,286
Equity transactions with noncontrolling interests and other	-	-	-	-	-
Other comprehensive income (loss) before reclassifications	(53,730)	253	1,214	(330)	(52,593)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	1,997	30	2,027

Net change during the period	(53,730)	253	3,211	(300)	(50,566)

Balance at March 31, 2015	90,827	12,799	608	(126,514)	(22,280)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2016 and 2015 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*1
	Three months ended March 31, 2016	Three months ended March 31, 2015	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	448	-	Other, net
	(148)	-	Income taxes

	300	-	Consolidated net income
	(1)	-	Net income attributable to noncontrolling interests

	299	-	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(75)	2,984	Other, net
	73	(987)	Income taxes

	(2)	1,997	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	(2)	1,997	Net income attributable to Canon Inc.

Pension liability adjustments	29	(53)	*2
	44	77	Income taxes

	73	24	Consolidated net income
	(8)	6	Net income attributable to noncontrolling interests

	65	30	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	362	2,027

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2016 and 2015 is as follows:

	Millions of yen
	Three months ended March 31, 2016	Three months ended March 31, 2015
Net income attributable to Canon Inc.	27,991	33,930

	Number of shares
	Three months ended March 31, 2016	Three months ended March 31, 2015
Average common shares outstanding	1,092,071,996	1,091,890,560
Effect of dilutive securities:
Stock options	-	60,862

Diluted common shares outstanding	1,092,071,996	1,091,951,422

	Yen
	Three months ended March 31, 2016	Three months ended March 31, 2015
Net income attributable to Canon Inc. shareholders per share:
Basic	25.63	31.07
Diluted	25.63	31.07

The computation of diluted net income attributable to Canon Inc. shareholders per share for the three months ended March 31, 2016 and 2015 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2016 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2016 and December 31, 2015 are set forth below:

	Millions of yen
	March 31, 2016	December 31, 2015
To sell foreign currencies	244,749	228,053
To buy foreign currencies	33,793	37,540

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2016 and December 31, 2015.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2016	December 31, 2015
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	415	373
Liabilities:
Foreign exchange contracts	Other current liabilities	150	534

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2016	December 31, 2015
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,058	1,112

Liabilities:
Foreign exchange contracts	Other current liabilities	1,103	90

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2016 and 2015.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2016	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,275	Other, net	75	Other, net	(63)

	Millions of yen
Three months ended March 31, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,053	Other, net	(2,984)	Other, net	(29)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2016	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	5,434

	Millions of yen
Three months ended March 31, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	8,504

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2016, commitments outstanding for the purchase of property, plant and equipment approximated ¥33,276 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥78,834 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥12,975 million and ¥13,561 million at March 31, 2016 and December 31, 2015, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥24,774 million (within one year) and ¥54,349 million (after one year), at March 31, 2016.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥7,229 million at March 31, 2016. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2016 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2016 and 2015 is summarized as follows:

Three months ended March 31, 2016

Millions of yen
Balance at December 31, 2015	14,014
Addition	6,505
Utilization	(5,891)
Other	(1,760)

Balance at March 31, 2016	12,868

Three months ended March 31, 2015

Millions of yen
Balance at December 31, 2014	11,564
Addition	5,952
Utilization	(4,600)
Other	(1,783)

Balance at March 31, 2015	11,133

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2016 and December 31, 2015 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 11, respectively.

	Millions of yen
	March 31, 2016		December 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(1,386)	(1,354)	(1,543)	(1,507)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 14.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2016 and December 31, 2015, one customer accounted for approximately 15% of consolidated trade receivables. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2016 and December 31, 2015.

	Millions of yen
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	45,200	-	45,200
Available-for-sale (noncurrent):
Government bonds	278	-	-	278
Corporate bonds	-	188	-	188
Fund trusts	12	76	-	88
Equity securities	34,304	-	-	34,304
Derivatives	-	1,473	-	1,473

Total assets	34,594	46,937	-	81,531

Liabilities:
Derivatives	-	1,253	-	1,253

Total liabilities	-	1,253	-	1,253

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	80,870	-	80,870
Available-for-sale (noncurrent):
Government bonds	287	-	-	287
Corporate bonds	-	201	-	201
Fund trusts	12	52	-	64
Equity securities	42,849	-	-	42,849
Derivatives	-	1,485	-	1,485

Total assets	43,148	82,608	-	125,756

Liabilities:
Derivatives	-	624	-	624

Total liabilities	-	624	-	624

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended March 31, 2015. There are no changes in Level 3 assets measured on a recurring basis for the three months ended March 31, 2016.

Three months ended March 31, 2015

Millions of yen
Balance at December 31, 2014	474
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	173
Purchases, issuances and settlements	-

Balance at March 31, 2015	647

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2016 and 2015, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net gain of ¥3,058 million and a net loss of ¥7,926 million for the three months ended March 31, 2016 and 2015, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥11,765 million and ¥11,950 million for the three months ended March 31, 2016 and 2015, respectively.

Shipping and handling costs totaled ¥11,217 million and ¥12,975 million for the three months ended March 31, 2016 and 2015, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥45,200 million and ¥80,870 million at March 31, 2016 and December 31, 2015, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥279,687 million and ¥283,471 million at March 31, 2016 and 2015, respectively. Finance receivables which are individually evaluated for impairment at March 31, 2016 and 2015 are not significant.

The activity in the allowance for credit losses is as follows:

Three months ended March 31, 2016

Millions of yen
Balance at December 31, 2015	2,878

Charge-offs	(272)

Provision	246

Other	(92)

Balance at March 31, 2016	2,760

Three months ended March 31, 2015

Millions of yen
Balance at December 31, 2014	6,276

Charge-offs	(360)

Provision	6

Other	(572)

Balance at March 31, 2015	5,350

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at March 31, 2016 and December 31, 2015 are not significant.

Amendments to the Japanese tax regulations were enacted into law on March 29, 2016. As a result of these amendments, the statutory income tax rates utilized for deferred tax assets and liabilities expected to be settled or realized in the period from January 1, 2017 thereafter were changed to approximately 31%. The adjustments of deferred tax assets and liabilities for this amendment to tax law amounted to ¥3,762 million and have been reflected in income taxes in the consolidated statement of income for the three months ended March 31, 2016.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers /

Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large-format inkjet printers /

Commercial photo printers / Image scanners / Multimedia projectors /

Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Digital radiography systems / Ophthalmic equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2016 and 2015 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
			(Millions of yen)
2016:

Net sales:
External customers	453,640	234,567	109,023	–	797,230
Intersegment	712	249	21,148	(22,109)	–

Total	454,352	234,816	130,171	(22,109)	797,230
Operating cost and expenses	409,648	215,198	130,793	1,504	757,143

Operating profit	44,704	19,618	(622)	(23,613)	40,087

2015:

Net sales:
External customers	528,499	262,349	66,597	–	857,445
Intersegment	632	309	22,706	(23,647)	–

Total	529,131	262,658	89,303	(23,647)	857,445
Operating cost and expenses	457,415	233,540	97,142	3,151	791,248

Operating profit	71,716	29,118	(7,839)	(26,798)	66,197

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

Information by major geographic area for the three months ended March 31, 2016 and 2015 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2016:
Net sales:	168,541	224,248	219,885	184,556	797,230

2015:
Net sales:	165,143	248,975	245,959	197,368	857,445

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

In addition to the disclosure requirements under Topic 280, Canon has disclosed the segment information based on the location of Canon Inc. and its subsidiaries. Results from a survey of a representative sample of financial statement users, however, indicated that they consider the latter to be less useful than sales information based on the location where the product is shipped to customers, which is disclosed separately. For this reason, Canon decided to discontinue the disclosure of geographical segment information based on the location of Canon Inc. and its subsidiaries from this year, in order to avoid the risk of confusing users due to disclosing two similar types of geographical information and make disclosure more concise and transparent.

(2)	Other Information

None.